Exhibit 2.1

Execution Version

THIRD AMENDMENT

Third Amendment dated August 11, 2021, to the Agreement and Plan of Merger dated October 27, 2020, by and among Alberton Acquisition Corporation, Alberton Merger Subsidiary, Inc. and SolarMax Technology, Inc. as amended by amendments dated November 10, 2020 and March 31, 2021, which agreement, as so amended being referred to as the “Merger Agreement.”

1. All terms defined in the Merger Agreement and used in this Amendment shall have the same meaning in this Amendment as in the Merger Agreement.

2. The first sentence in Section 1.8 of the Merger Agreement shall be amended to read as follows: “As consideration for the Merger, the Company Stockholders (excluding holders of Company Options with respect to Company Options) collectively shall be entitled to receive from the Purchaser, in the aggregate, a number of shares of Purchaser Common Stock equal to (i) Three Hundred Million U.S. Dollars ($300,000,000) divided by (ii) $10.50 per share, which consideration is referred to herein as the “Stockholder Merger Consideration.” The Stockholder Merger Consideration shall be paid as provided in the Merger Agreement.

3. Section 5.09(d) of the Merger Agreement shall be amended to read as follows: “During the Interim Period, Purchaser shall obtain the agreement of the holders of the Purchaser’s promissory notes that were outstanding on September 3, 2020 and an additional $273,640 of loans advanced by the Sponsor subsequent to September 3, 2020, all of which are listed on Schedule 5.09(d) to this Agreement, that all of such outstanding promissory notes shall be settled by (i) payment of 50% of the balance due on the promissory notes not later than five business days after the Closing, and (ii) conversion of the remaining 50% of the balance due on the promissory notes into Purchaser’s Ordinary Shares (or Common Stock of the surviving entity) at a conversion rate which shall be equal to ten (10) times the average trading price of the rights of the Purchaser during a period of twenty-five (25) trading days ending on the second trading day prior to mailing of the final Proxy Statement to the Purchaser’s shareholders in connection with the Special Meeting. Immediately prior to the closing of the Merger, subject to the completion of the closing, the Company shall instruct its transfer agent to issue the Conversion Shares to or in accordance with instructions from the noteholders.”

4. Section 5.12(a) of the Merger Agreement is amended to read as follows:

“(a) The Purchaser and the Company acknowledge that the Purchaser has extended the date by which the Purchaser must consummate its initial Business Combination from April 27, 2020 to October 26, 2020 which was further extended to April 26, 2021 and then to October 26, 2021 (the “Extensions”). The Purchaser and the Company acknowledge that in order to finance the Extensions, pursuant to the Merger Agreement, Company has made two loans to the Purchaser each in the amount of $60,000, six loans each in the amount of $70,674 and one loan in the amount of $153,409.32, all as non-interest bearing loans (collectively, the “Extension Loans” and each an “Extension Loan”), repayable upon the earlier of the consummation of the Purchaser’s Business Combination or liquidation (subject to Section 8.1 of the Merger Agreement) or as otherwise provided in the notes, and the Company agrees to make up to three additional Extension Loans (the “Additional Loans”) each in the amount $76,704.66 per month; provided, that the Company shall not be required to make more than three Additional Loans.”

5. Section 5.14 of the Merger Agreement is amended to read as follows: “Certain Issuances. The Parties agree that at the Closing, the Company shall issue, under the Incentive Plan, to each of William Walter Young, Qing S. Huang and Peng Gao 30,000 shares of Common Stock as the compensation shares for their service as independent directors of the Purchaser until the Closing and to Citiking International Limited, a company organized under the laws of Hong Kong (“Citiking”), 200,000 shares pursuant to certain consulting agreement between the Purchaser and Citiking, of which 50,000 shares shall vest immediately on issuance, 50,000 shares shall vest upon the first anniversary of the Closing, 50,000 shares shall vest on the second anniversary of the Closing and remaining 50,000 shares shall vest on the third anniversary of the Closing.”

6. Purchaser agrees that at the Closing, Purchaser shall cause to be delivered to the Purchaser or the Surviving Corporation for cancellation, 800,000 Sponsor Shares (the “Cancelled Shares”). Purchaser represents and warrants that Purchaser is a party to an agreement with the holders of the 800,000 Cancelled Shares pursuant to which they agree to transfer the Cancelled Shares to Purchaser for cancellation for which they will receive no consideration.

7. At the Closing, (a) all outstanding Private Warrants, each exercisable for one-half of one Alberton ordinary shares (or Purchaser Common Stock following Redomestication), including all rights to receive additional Private Warrants which may be issued upon conversion of any notes or other advances made to Purchaser, shall be cancelled, and (b) in consideration of such cancellation, Alberton shall issue to the holder of the Private Warrants (including any right to receive additional Private Warrants) a total of 44,467 shares of Purchaser Common Stock. No additional Private Warrants or other Warrants shall be issued to the Sponsor or any other person in respect of any loans or other advances made to Alberton. For the avoidance of doubt, (i) any right to receive units on conversion of debt shall mean the right to receive the shares of Purchaser Common Stock that would be issued as part of such units, and any right to receive units upon conversion of debt at a fixed price shall be deemed to mean the right to receive shares of Purchaser Common Stock that would be included in such units at the same fixed price, and (ii) upon completion of the Merger, no Private Warrants will be outstanding and neither Purchaser nor the Surviving Corporation shall have any obligation to issue any Private Warrants and no person shall have any right to receive Private Warrants.

8. The Company has made loans (the “Sponsor Loans”) to the Sponsor in the aggregate principal amount of $528,602.62 to enable the Sponsor to provide funds for Purchaser to pay current obligations.  The Company will make additional loans to the Sponsor, on the same terms as the existing loans (as modified by this Agreement), of up to $1,031.43.  The advances by Sponsor to Alberton from the proceeds of the Sponsor Loans from SolarMax shall be treated as a contribution to capital and not as a loan. To the extent that such advances have been treated as a loan, they shall be recharacterized as a contribution to capital. The provisions of the loan agreements relating to the Sponsor Loans that provide for the settlement of the loan by delivery of Sponsor Shares is hereby amended and deemed to be satisfied by delivery to Purchaser of that portion of the Cancelled Shares being delivered pursuant to Section 6 of this Agreement, having a value, determined as provided in the applicable loan agreement,.

9. The provision of the Merger Agreement that provide that, to the extent that Extension Loans made by the Company exceed the amount which the Company initially agreed to advance to Purchaser, which was $360,000, be satisfied by the delivery of Sponsor Shares shall be amended, and the Sponsor’s obligation to deliver Sponsor Shares shall be satisfied by the delivery of that portion of the Cancelled Shares being delivered pursuant to Section 6 of this Agreement as has a value, determined as provided in the Merger Agreement, equal to the value of Sponsor Shares that would otherwise be cancelled.

10. The Sponsor agrees that it will provide up to $100,000 to provide Purchase with funds to pay obligations of Purchaser. Such funds will be treated as a contribution to capital and not as a loan.

11. The Purchaser agrees that a $50,000 obligation which the Sponsor had agreed to pay to the Purchaser’s former chairman and chief executive officer, will be paid by the Purchaser.

12. Except as amended by this Amendment, the Merger Agreement shall remain in full force and effect.

[signatures on following page]

IN WITNESS WHEREOF, each Party hereto has caused this Amendment to be signed and delivered as of the date first written above.

ALBERTON ACQUISITION CORPORATION

By:	/s/ Guan Wang
Name:	Guan Wang
Title:	CEO

ALBERTON MERGER SUBSIDIARY, INC.

By:	/s/ Guan Wang
Name:	Guan Wang
Title:	CEO

SOLARMAX TECHNOLOGY, INC.

By:	/s/ David Hsu
Name:	David Hsu
Title:	CEO

Hong Ye Hong Kong Shareholding Co., Limited, the Sponsor, agrees to the terms of the foregoing amendment.

HONG YE HONG KONG SHAREHOLDING CO., LIMITED

By:	/s/ Guan Wang
Name:	Guan Wang
Title:	Director

Schedule 5.09(d)

Name	Outstanding Indebtedness	Amount for Conversions	Amount to be Paid
Global Nature Investment Holdings Limited	$1,648,800	$824,400	$824,400
Qingdao Zhongxin Huirong Distressed Asset Disposal Co., Ltd	$100,000	$50,000	$50,000
Hong Ye Hong Kong Shareholding Co., Limited	$1,353,640	$676,820	$676,820
Total	$3,102,440.00	$1,551,220.00	$1551.220

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